

Mail Stop 7010

December 11, 2007

Edward P. Hennessey, Jr.
Chief Executive Officer and President
CleanTech Biofuels, Inc.
7320 Forsyth, Unit 102
St. Louis, Missouri 63105

> **Re: CleanTech Biofuels, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed November 30, 2007**
> **File No. 333-145939**

Dear Mr. Hennessey:

We have reviewed your filing and have the following comments.

Financial Statements – September 30, 2007

Statements of Changes in Stockholders' Deficit, page F-1

1. In your adjustment to record the recapitalization upon reverse merger on May 31, 2007, it appears that you have recorded the difference between AETA's net liabilities and the amount recorded to common stock for par value as an adjustment to additional paid in capital. Please revise your statement of stockholders' equity to reflect this difference of $(134,348) as an adjustment to accumulated deficit during developmental stage instead of additional paid in capital.

Note 6 – Related Party Transactions, page 18

2. You indicate that you entered into stock purchase agreements with certain members of the Board of Directors. You indicated that the directors issued notes in exchange for their stock purchases and these notes are recorded as long-term notes receivable. Please revise your financial statements to reflect these long-term notes receivable as a deduction from stockholders' equity in accordance with SAB Topic 4E. Otherwise, please advise accordingly.

Note 7 – Share-based Payments, page F-18

3. Please disclose how you accounted for the warrants issued to RAM Resources, LLC on August 30, 2007 to purchase 1,923,495 shares of your common stock at a price of $.13 per share. Please disclose the fair value of these warrants and the impact on your statement of operations for the periods presented and future periods similar to your disclosure on page F-19.

As appropriate, please amend your registration statement in response to these comments. You may contact Ernest Greene at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Ruben K. Chuquimia, Esq.
        Gallop, Johnson, & Neuman, L.C.
        101 S. Hanley, Suite 1700
        St. Louis, Missouri 63105